Julie Robinson +1 858 550 6092 ROBINSONJM@cooley.com	VIA EDGAR

July 26, 2019

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Tim Buchmiller

Re:	Aethlon Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed July 12, 2019
File No. 333-231397

Ladies and Gentlemen:

On behalf of Aethlon Medical, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated July 26, 2019, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-3, filed on July 12, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comment. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-3 filed July 12, 2019

Exhibits

1.	We note your response to prior comment 1. Given the assumptions in primary counsel's opinion filed as exhibit 5.2, and the last sentence of the second paragraph on page 2 of that opinion, it appears that primary counsel is relying on local counsel's opinion. While primary counsel's opinion is limited to the laws of the State of New York, it does not appear from exhibit 5.1 that local counsel has provided an opinion that the registrant is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations under the laws of the State of Nevada. Please confirm that when a takedown occurs you will file an updated opinion that the registrant is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations under the laws of your jurisdiction of organization. For guidance, please refer to Part II.B.1.(e) and (f) and Part II.B.2.a of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website.

July 26, 2019

Response: The Company acknowledges the Staff’s comment and provides the following response.

We confirm that if and when a takedown of debt securities occurs, the Company will file an updated opinion that the Company is validly existing, has the power to create the obligations and has taken the required steps to authorize entering into the obligations under the laws of its jurisdiction of organization in a manner consistent with the requirements of Part II.B.2.a of Staff Legal Bulletin No. 19.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Amended S-3 as soon as possible. Please contact me at (858) 550-6092 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Julie Robinson

Julie Robinson, Esq.

cc:	Timothy C. Rodell, MD, FCCP., Aethlon Medical, Inc.
James B. Frakes, Aethlon Medical, Inc.
Seth Skolnik, Esq., Cooley LLP